Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Matt Frymier, Pubco’s Chief Financial Officer, on June 1, 2026:

The 1% Financial Advisor Fee in the Agentic Age

By Matt Frymier, Chief Financial Officer, Evernorth

I’m not sure there is an industry with more differentiation than the Financial Advisor industry.  The approach, service, focus, skill, and performance varies widely – from large teams with dedicated specialists (tax, estate planning, investments, etc.) to sole proprietors.  Each of these models have found their niche over time, and the one thing that has historically been similar between all of them is the underlying basic fee model: you receive these services and expertise in exchange for 1–2% in fees each year.

In the age of agentic commerce, how will that fee, and the services that Financial Advisors provide change?  In an era where much of the underlying work is about to be done by software that doesn't sleep, doesn't charge by the hour, and doesn't need to pick up the phone, it may be harder to justify.

This shift is happening faster than most people realize, and the infrastructure that's making it possible already exists.

Disclosure: Evernorth is a digital asset treasury company that holds XRP. This analysis should be read with that interest in mind.

Meet your new advisor: agentic AI

"Agentic AI" is software that can perceive, decide and act on your behalf without waiting for you to click a button. Think of it as the difference between a calculator (you tell it what to do) and an assistant (it figures out what to do).

Goldman Sachs Research expects AI agents to drive a meaningful step-up in tech sector cash flows as usage scales — projecting that more than 60% of operating profit in the software sector could flow to agent-based systems by 2030, with global demand for AI inference rising roughly 24x over the same period (Goldman Sachs, 2026). Companies like Gemini, Bitget, and Neyro are already building agents that can hold positions, route trades, and manage portfolios across crypto and DeFi infrastructure.

So why hasn't your robo-advisor already replaced your human one?

The bottleneck

It's tempting to think of agentic AI as just a smarter robo-advisor. It isn't.

Robo-advisors follow a recipe. You answer a few questions, get sorted into a risk bucket, and the algorithm rebalances you across the same dozen ETFs everyone else in your bucket owns. It's automation, but it's static, like a vending machine running a fixed menu.

An AI agent works differently. It reasons about your specific situation, pursues multi-step goals, reacts to news and life events, and chooses between many possible strategies. It's closer to a personal CFO than a portfolio template. "Get me to retirement in 12 years, minimize my tax bill, and shift defensive if markets wobble" is the kind of instruction it can actually act on.

The catch: no matter how smart the agent is, it can only act on assets it can reach. And today, most of the interesting ones aren't reachable.

Say it's Saturday morning and your agent decides to rotate part of your portfolio into short-term Treasuries. It can't. The Treasury securities market doesn't open again until Monday. The instruction sits in a queue, and by the time the rebalance clears T+1 settlement, the opportunity may be gone.

It gets worse from there. The assets the agent would most want to use, such as private credit, structured notes, tokenized money-market funds yielding more than your bank, are gated behind brokerage minimums, accreditation rules, business hours, and clearinghouse intermediaries built for a 9-to-5 world.

That's a plumbing problem.

And the interface itself was built for humans

Imagine asking your AI to log into your brokerage, navigate to the trade screen, click through the confirmation popups, enter your two-factor code, and hit "submit." It can technically do that, but it's clumsy, slow, and can break every time the website moves a button.

That's the second wall agents run into. The financial system isn't just slow for them. It speaks the wrong language. Every layer of it assumes a person at a keyboard: login screens, brokerage UIs, KYC popups, "are you sure?" buttons, paper signatures masquerading as PDFs.

Blockchains don't work like that. They were designed from day one as machine-readable financial infrastructure. There's no login screen; there's a cryptographic key. Submit buttons are replaced by a signed transaction. The asset, the account and the rules for moving it all live in code that any agent can read and act on directly.

Tokenized assets aren't just available 24/7. They're available in a language an agent can actually speak.

Enter tokenized real-world assets

Tokenize a Treasury, a money-market fund, or a corporate bond on a public blockchain and both walls come down at once. The asset is reachable around the clock. The instruction to move it is a single transaction the agent signs and broadcasts.

The agent's reasoning finally has somewhere to land. Decisions become trades, and trades become settled positions in the same minute.

And the asset layer is forming:

•	$33B in tokenized real-world assets on public blockchains as of May 2026

•	Tokenized U.S. Treasuries as a category crossed $10B in February 2026 and were near $13B by April

•	BCG and Ripple (an Evernorth investor) project $18.9T in tokenized real-world assets by 2033

In the past twenty months, the XRP network has grown from $3M to $404M in tracked tokenized assets, a 134x increase and faster than any other infrastructure Layer 1 from a comparable starting point. (More in our recent Velocity, Not Volume report.)

Every quarter, more of the assets a portfolio agent would actually want to use are becoming reachable.

What this actually means for you

Four things change when AI agents meet on-chain assets, and all four put pressure on that 1–2% advisor fee.

1. Personalized portfolio management gets dramatically cheaper. Human advisors charge in basis points because reviewing your situation, reallocating, and harvesting tax losses takes real time and attention. An agent does the same thinking continuously, at near-zero marginal cost. The quarterly review meeting becomes a background process running while you sleep and optimizing hundreds of times a day.

2. Access to a wider range of investments improves. Right now, you can't easily buy into a private credit fund, a structured note, or a tokenized money market position from your phone at 11pm on a Saturday. As those products tokenize, the mechanical barriers (business hours, intermediary routing, minimum transaction sizes) start to fall. Regulatory requirements like accreditation and suitability still apply, but the friction around accessing products you're already qualified for drops significantly.

3. Fees may compress for the “average” financial advisor. When the work costs cents, the 1–2% AUM line item starts to face real pressure unless you are truly providing tangible benefits. Advisors who deliver real value (e.g. sophisticated tax strategy, estate planning, life-stage advice, behavioral coaching) will keep their fees. Advisors who exist to push the rebalance button will not. Investing strategies become personalized to your tax situation, risk tolerance, and financial goals.

4. The best financial advisors will be able to handle more clients due to efficiency gains

A meaningful slice of the fee pool that intermediaries have collected for half a century is likely to shift over time toward the layer where the assets actually settle..

Why this matters for digital asset infrastructure

For investors thinking about where capital flows next cycle, the usual frame of "which chain has the most transactions?" is too narrow. The better question is:

Which chain's tokenized asset base becomes the substrate that agentic finance runs on top of?

That's not settled yet. Ethereum hosts the largest existing RWA base today. XRP is growing 2.2x faster YTD, with a settlement and compliance profile that Evernorth believes is well-suited to high-velocity, programmatic activity.

The direction is becoming clearer. Over the next decade, retail investing is likely to look more like an API call than a phone call.

The infrastructure that wins is the one that can actually be called.

This post is for informational purposes only. It is not investment advice and is not a recommendation to buy, sell, or hold any security or digital asset. Evernorth Holdings, Inc. is a digital asset treasury company that holds XRP as a core treasury asset and has a direct financial interest in the adoption and value of XRP.

This post contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about future fee structures, technology adoption, market direction, and the competitive positioning of blockchain networks. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including those described in Evernorth's Registration Statement on Form S-4 filed with the SEC. Past performance and current growth rates are not indicative of future results. Evernorth undertakes no obligation to update any forward-looking statement. Learn more about Evernorth: https://www.evernorth.xyz/blog-post-03-18-2026

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.